Exhibit 14.2

CODE OF BUSINESS CONDUCT

Introduction

It is the general policy of Multi-Fineline Electronix, Inc. (the “Company”) to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws. In carrying out this policy, the Company has adopted the following Code of Business Conduct (the “Code”).

This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of the Company (individually, a “Company Related Person,” and collectively, the “Company Related Personnel”). All Company Related Personnel must comply with this Code and seek to avoid even the appearance of improper behavior. Those who violate the standards in this Code will be subject to disciplinary action. All employees of the Company who serve in an engineering, supervisory or managerial capacity are required to certify to the Company on an annual basis that they have read, understand and agree with the terms of this Code.

The Company’s Code of Ethics for Senior Officers, which is intended to supplement this Code, sets forth the fundamental principals and key policies and procedures that govern the conduct of the senior officers in our Company. All senior officers are bound by the requirements and standards set forth in the Code of Ethics for Senior Officers, as well as those set forth in this Code. If you have any question regarding this Code of Business Conduct, you should address it to our corporate ombudsman, which is the General Counsel of the Company (the “Ombudsman”), whose responsibility it is to investigate any allegation of a breach of the Code.

1.	Compliance with Laws, Rules and Regulations

The Company complies with all applicable laws and regulations in the conduct of its activities and expects its Company Related Personnel to do the same. All Company Related Personnel must respect and obey the laws of the cities, states and countries in which we operate. Although not all Company Related Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.	Conflicts of Interest

It is the policy of the Company to avoid situations that create an actual or potential conflict between a Company Related Person’s personal interests and the interests of the Company. A “conflict of interest” exists when a person’s loyalties or actions are divided between the interests of the Company and those of another, such as a competitor, supplier, customer or personal business. A conflict of interest situation can arise when a Company Related Person takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. A conflict of interest may also arise when a Company Related Person, or members of his or her family, receives an improper personal benefit as a result of his or her position in, or relationship with, the Company. Moreover, the appearance of a conflict of interest alone can adversely affect the Company and its relations with customers, suppliers and employees. The appearance of a conflict should be avoided.

Company Related Personnel are expected to use good judgment, to adhere to high ethical standards and to avoid situations that create an actual or potential conflict of interest. It is almost always a conflict of interest for Company Related Personnel to work simultaneously for a competitor, customer or supplier.

A conflict of interest can also arise with respect to employment of relatives and persons with close personal relationships. If a Company Related Person or someone with whom a Company Related Person has a close relationship (e.g., a family member or close companion) has a financial or employment relationship with an actual or potential competitor, supplier or customer, the Company Related Person must disclose this fact in writing to the Ombudsman.

All conflicts of interest are prohibited as a matter of Company policy, except under specific guidelines approved by the Company’s Board of Directors (the “Board”). A conflict of interest may not always be clear; therefore, you should consult with higher levels of management if you have any question. Any Company Related Person who becomes aware of a conflict or a potential conflict should bring it to the attention of the Ombudsman.

3.	Insider Trading

The Company has adopted a policy prohibiting insider trading and tipping. That policy must be followed by all Company Related Personnel.

4.	Corporate Opportunities

Company Related Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or their position without the consent of the Audit Committee of the Board. No Company Related Personnel may use corporate property, information or their position for improper personal gain, and no Company Related Personnel may compete with the Company directly or indirectly while they are engaged or employed by the Company. Company Related Personnel owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Company Related Personnel shall not engage in any unfair competition with the Company. Based on their access to the Company’s trade secrets and other confidential information, Company Related Personnel shall not, directly or indirectly, either for himself or herself, or for any other person, company or entity, (i) call on, solicit, take away or attempt to call on any of the customers or vendors of the Company on whom he or she called or with whom he or she became acquainted during his or her employment or engagement with the Company, or (ii) solicit any other Company Related Personnel for a competing business or otherwise induce or attempt to induce such employees or consultants to terminate their employment or consultancies with the Company or engage in any activity contrary to the Company’s interests.

5.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. Company Related Personnel should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors, and employees. No Company Related Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair-dealing practice.

Company Related Personnel should not engage a competitor in discussions, agreements or understandings concerning prices or allocations or territory, customers or sales. In addition, Company Related Personnel should avoid discussing with a competitor any other agreement inhibiting free and open competition or involving tie-in sales or reciprocal transactions without prior authorization from the Company’s Board.

To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to our customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company Related Person, family member of Company Related Personnel or agent unless it: (i) is not a cash gift, (ii) is consistent with customary business practices, (iii) is not excessive in value, (iv) cannot be construed as a bribe or payoff and (v) does not violate any law or regulation. Please discuss with your supervisor any gift or proposed gift that you are not certain is appropriate.

6.	Equal Employment and Working Conditions

Each of us has a fundamental responsibility to show respect and consideration to our teammates. The diversity of the Company’s Related Personnel is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. All employment practices and decisions, including those involving recruiting, hiring, transfers, promotions, compensations, benefits, discipline and termination, will be conducted without regard to race, creed, color, religion, national origin, sex or age and will comply with all applicable laws.

7.	Health and Safety

The Company strives to provide each Company Related Person with a safe and healthy work environment. All Company Related Personnel have responsibility for maintaining a safe and healthy workplace for all other Company Related Personnel by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Company Related Personnel should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.	Record Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. Certain employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor. Rules and guidelines are available from the Accounting Department.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. All Company business data, records and reports must be prepared truthfully and accurately.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies.

9.	Confidentiality

Persons who come into possession of Company information must safeguard the information from the public and not intentionally or inadvertently communicate it to any person (including family members and friends) unless the person has a need to know the information for legitimate, Company-related reasons. This duty of confidentiality is important both as to the Company’s competitive position and with respect to the securities laws applicable to the Company as a public company.

Consistent with the foregoing, all Company personnel should be discrete with respect to confidential information about the Company and not discuss it in public places.

Confidential information related to the Company can include a variety of materials and information regarding the ongoing operations and plans of the Company. For example, confidential information can include product development designs, patents, trademarks, copyrights, design and manufacturing processes, programming techniques and algorithms, source code, information regarding the financial health of the Company, salary and personnel information and marketing and sales plans. Confidential information must be held in the strictest confidence, and no confidential information should be disclosed by any Company Related Person to any third party unless (a) the third party has signed a nondisclosure agreement approved by the Company’s management and (b) the release of that particular information has been approved by the Company’s management. Such information should be divulged only to persons having a need to know it in order to carry out their job responsibilities. To avoid even the appearance of impropriety, Company personnel should refrain from providing advice or making recommendations regarding the purchase or sale of the Company’s securities.

10.	Protection and Proper Use of Company Assets

No secret or unrecorded fund of Company assets or cash shall be established or maintained for any purpose. Anyone spending or obligating Company funds should be certain that the transaction is properly and appropriately documented and that the Company receives appropriate value in return.

All Company Related Personnel should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported to the Ombudsman for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

11.	Payments to Government Personnel

The Company encourages its personnel to participate in political activities on their own time and at their own expense. Federal law and many state and local laws prohibit corporate contributions to political parties or candidates. Company assets, facilities and resources may not be used for political purposes except in accordance with the law and after approval by the Board.

The United States Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the United States government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12.	Waivers of the Code of Business Conduct

Any waiver of this Code for executive officers or directors may be made only by the Board, or a Board committee responsible for corporate governance, and will be promptly disclosed as required by law or regulation.

13.	Reporting any Illegal or Unethical Behavior

Company Related Personnel are responsible for being aware of the corporate policies applicable to their activities and to comply with them fully. Company Related Personnel also have a duty to report to the Ombudsman any apparent misconduct. Company Related Personnel who know or have good reason to believe that other Company Related Personnel are engaged in conduct violating this policy should report this to the Ombudsman. No supervisor shall retaliate against any Company Related Person, either directly or indirectly, who in good faith and in accordance with Company policy and procedure, reports an act of apparent misconduct. Company Related Personnel are expected to cooperate fully with the Company and any governmental or other authority in any investigation of alleged violation. Failure of any Company Related Person to comply with such policies will result in disciplinary action up to and including termination.

14.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations, it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems. Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, you may also call the Ombudsman.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against Company Related Personnel for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

15.	Disclosures and Controls

All Company Related Personnel are responsible for full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission and in other public communications made by the Company. Accordingly, it is the responsibility of Company Related Personnel to bring promptly, or cause to be brought, to the attention of the Ombudsman, any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings, submissions or communications or otherwise assist such persons in fulfilling their and the Company’s responsibilities with respect to such public filings, submissions or communications.

All Company Related Personnel shall promptly bring, or cause to be brought, to the attention of the Ombudsman, any information he or she may have concerning (a) significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information or (b) any fraud, whether or not material, that involves management or other Company Related Personnel who have a significant role in the Company’s internal control over financial reporting.

16.	Accountability for Adherence to this Code of Business Conduct

The Board shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code of Business Conduct. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Business Conduct, and shall include written notices to the individual involved that the Board or its designee has determined that there has been a violation, and may include censure by the Board or its designee, demotion or re-assignment of the individual involved, suspension with or without pay benefits (as determined by the Board or its designee) and termination of the individual’s employment or other service, or actions to remove the individual as a director. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.